Schering AG receives first approval for Resovist(R)

Berlin, Germany, March 28, 2001; Schering AG (FSE: SCH; NYSE: SHR), leader in the market for magnetic resonance imaging (MRI) contrast media, announced today that it has received its first approval for the liver-specific contrast agent Resovist(R) in Sweden.

Resovist(R) is a new and innovative, organ-specific contrast agent from Schering's own R&D developed in co-operation with Meito Sangyo, Japan. This
MRI contrast agent is used for the detection and characterisation of especially small focal liver lesions, which is relevant for the early detection of hepatic carcinoma or metastases. Resovist(R) is injected as an intravenous bolus, allows immediate imaging of the liver, and therefore reduces the overall examination time. In comprehensive clinical trials, Resovist(R) demonstrated an excellent safety profile.

"Resovist(R) will significantly improve the assessment of patients with suspected liver tumors. It offers the opportunity to make a reliable diagnosis at an earlier stage as compared to today's methods. This will essentially support the appropriate choice for the most promising therapy", said Michael Rook, Head of Diagnostics and Radiopharmaceuticals at Schering AG.

Based on the approval in Sweden, which is the European Reference Member State for the Mutual Recognition Procedure, marketing authorisation of Resovist(R) in the EU is expected within the next six months. Resovist(R) has been submitted for registration in several other countries worldwide. The launch of Resovist(R) in Sweden is scheduled for mid 2001.

With the introduction of Resovist(R) Schering further realises its accelerated growth strategy. With more than a 60 per cent market share, Schering is the world market leader in contrast agents for MRI. Magnevist(R), another MRI contrast agent and one of Schering's top 3 products overall, showed a strong growth in 2000 with a 23 per cent increase in global sales.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, March 28, 2001
Schering AG
Corporate Communication

For further information please contact:

Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96
Fax: +49-30-468 166 46
eMail: friedrich.vonheyl@schering.de

Dr. Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05
Fax: +49-30-468 167 10
eMail: claudia.schmitt@schering.de

Tel.: +49-30-468 128 38
Fax: +49-30-468 166 46
eMail: peter.vogt@schering.de


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Schering AG: Leukemia drug MabCampath(TM) recommended for European Marketing
Approval

Berlin, Germany / Cambridge, Mass., USA / San Antonio, Texas, USA,
March 30, 2001: Schering AG, Germany (FSE: SCH, NYSE: SHR) along with Millennium & ILEX Partners, L.P. today announced that the European Medicines Evaluation Agency's (EMEA) Committee on Proprietary Medicinal Products (CPMP) has issued a positive opinion to recommend approval under exceptional circumstances of the MabCampath(TM) (alemtuzumab) investigational humanized monoclonal antibody for patients with chronic lymphocytic leukemia (CLL).
For patients who have been treated with alkylating agents and have failed fludarabine therapy, no other therapy options are available today. Therefore MabCampath(TM) (Campath(R) in the US), represents a significant step forward in the treatment of CLL. Schering AG already markets Fludara(R), which has established itself as the standard second-line therapy for B-cell CLL patients. Schering AG recently applied for European approval of a new monoclonal antibody Zevalin(R), which offers additional therapy options in lymphatic diseases.

In the U.S., Campath(R) received a recommendation for accelerated approval by the U.S. Food and Drug Administration's Oncologic Drugs Advisory Committee
(ODAC) at its December 2000 meeting. The Campath(R) Biologics License Application is currently under review by the FDA and will be marketed by Berlex Laboratories Inc., the U.S. subsidiary of Schering AG, after approval. The CPMP's opinion was issued March 29, 2001 in London and will be forwarded to the European Commission. A post-approval confirmatory study of MabCampath(TM) versus chlorambucil, the standard frontline treatment, to further examine MabCampath's safety and efficacy in CLL patients, has been agreed with the EMEA. This post-approval trial is already planned to begin later this year.
It is anticipated that the Commission will ratify the opinion and will issue a Marketing Authorization for the member nations of the European Union during July 2001. MabCampath(TM) will be marketed and distributed by Schering AG.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de
Berlin, Germany, March 30, 2001
Schering AG
Corporate Communication

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

Committed to developing novel therapeutics and diagnostics that address unmet medical needs, Berlex Laboratories Inc. (www.Berlex.com) researches, develops, manufactures and markets ethical pharmaceuticals in five strategic areas: female healthcare, oncology, diagnostic imaging, dermatology and therapeutics for life-threatening and disabling diseases. Berlex Laboratories Inc., the U.S. subsidiary of Schering AG, Germany (NYSE: SHR), has business operations in Montville and Wayne, New Jersey and in Richmond, California.

Millennium, a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products, with a goal of delivering personalized medicine. Through the industrialization of this gene-to-patient platform, Millennium is also striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Mass., Millennium currently employs more than 1,200 people.

Founded in 1994 as an oncology drug development company, ILEX Oncology Inc.
is strategically positioned to become a leading oncology-focused pharmaceutical company. Based in San Antonio, Texas, ILEX is advancing a deep pipeline of compounds focused on the treatment of both advanced and early disease. The pipeline comprises multiple technologies at all stages of clinical development, including a monoclonal antibody, apoptosis-inducing agents, cytotoxic compounds with novel mechanisms of action, angiogenesis inhibitors and chemoprevention agents. ILEX maintains one of the biopharmaceutical industry's most experienced in-house development organizations for oncology drugs, with locations in San Antonio, Annapolis, Md., and the United Kingdom. ILEX also conducts drug discovery research in angiogenesis inhibition, medicinal chemistry and nuclear receptor biology from its laboratories in Boston and Geneva, Switzerland. Further information about ILEX can be found on the company's Web site at www.ilexonc.com.

Millennium & ILEX Partners, L.P., is a joint venture of Millennium Pharmaceuticals Inc. (Nasdaq: MLNM) and ILEX(TM) Oncology Inc. (Nasdaq: ILXO)

For further information please contact:
Dr. Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96
Fax: +49-30-468 166 46
eMail: friedrich.vonheyl@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38
Fax: +49-30-468 166 46
eMail: peter.vogt@schering.de

Dr. Monika Klutz-Specht - Pharma Communication:
Tel: +49-30-468 154 35
Fax: +49-30-468 16710
eMail: monika.klutzspecht@schering.de

Berlex Laboratories Inc.:
Rich Salem (media): +1-973-487-2371
Joanne Marion (investor): +1-973-487-2164

Millennium Pharmaceuticals Inc.:
Maureen Suda (media): +1-617-551-2959
Gina Brazier (investor): +1-617-551-3611

ILEX Oncology Inc.:
Jill Scoggins (media): +1-210-949-8687
Ann Stevens (investor): +1-210-949-8230